SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002.

Commission file number 0-26792

OZ INVESTMENTS COMPANY LTD. (formerly Publicis Ariely Ltd.)

(Translation of Registrant’s Name Into English)

Bezalel 28 Street, Ramat-Gan 52521, Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  ☒       Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  ☐      No   ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OZ INVESTMENTS COMPANY LTD.

Dated: December 11, 2002	By:	/s./ Ofer Hirchson

Ofer Hirchson Chief Executive Officer

OZ INVESTMENTS COMPANY LTD.
BEZALEL 28 STREET
RAMAT-GAN 52521
ISRAEL

December 5, 2002

To the shareholders of Oz Investments Company Ltd.:

     You are cordially invited to attend the Annual General Meeting of the Shareholders of Oz Investments Company Ltd. (the “Company”) to be held at the Company’s offices located at 28 Bezalel Street, Ramat-Gan, 52521 Israel on Tuesday, December 31, 2002. The Annual General Meeting (the “Annual Meeting”) will be held at 11:00 a.m., Israel time.

     The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting. At the Annual Meeting, you will be asked to elect members of the Board of Directors, to approve the terms of compensation of certain members of the Board of Directors, to ratify the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the Company’s independent public auditors and to authorize the Board of Directors to fix their compensation, to authorize the Company to obtain reimbursement indemnity insurance for the members of the Board of Directors and officers of the Company, to approve the exemption of the officers and directors of the Company from personal liability to the Company and from monetary damages resulting from breach of their duty of care and, if so required under applicable law, to approve the following transactions with Sahar Investec Ltd.(“Sahar”), a controlling shareholder of the Company: (a) a loan from Sahar of up to approximately NIS 11,000,000 (approx. US $2,365,600); and (b) a line of credit from Sahar of up to NIS 2,000,000 (approx. US $430,100). The Board of Directors has approved these proposals and recommends that you vote “FOR” each proposal.

     Whether or not you plan to attend the Annual Meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed, stamped envelope. Returning your proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares in person. Your vote is very important. We appreciate your interest in the Company and consideration of this matter.

Very truly yours,

/s/ Ofer Hirchson

Ofer Hirchson Chief Executive Officer

OZ INVESTMENTS COMPANY LTD.
BEZALEL 28 STREET
RAMAT-GAN 52521
ISRAEL

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD

TUESDAY DECEMBER 31, 2002

     The Annual General Meeting (the “Annual Meeting”) of holders of Ordinary Shares of Oz Investments Company Ltd. (the “Company”) will be held at the Company’s offices located at 28 Bezalel Street, Ramat-Gan, 52521 Israel on Tuesday, December 31, 2002.

     The Annual Meeting will be held at 11:00 a.m., Israel time, for the purpose of receiving and considering the Consolidated Financial Statements of the Company for the year ended December 31, 2001 and for the following purposes:

1.	To elect four (4) directors to the Board of Directors until the Company’s next Annual Meeting;

2.	To approve the terms of compensation for certain members of the Board of Directors;

3.	To ratify the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2002 and to authorize the Board of Directors to fix their compensation;

4.	To authorize the Company to obtain reimbursement indemnity insurance for the members of the Board of Directors and officers of the Company;

5.	To approve the exemption of the directors and officers of the Company from personal liability to the Company and from monetary damages resulting from breach of their duty of care; and

6.	If so required under applicable law, to approve the following transactions with Sahar Investec Ltd. (“Sahar”), a controlling shareholder of the Company: (a) a loan from Sahar of up to approximately NIS 11,000,000 (approx. US $2,365,600);and (b) a line of credit from Sahar of up to NIS 2,000,000 (approx. US $430,100); and

7.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

     The Board of Directors unanimously recommends that you vote FOR the nominees as directors, FOR the approval of the terms of compensation of certain members of the Board of Directors, FOR the ratification of the appointment of Kost Forer & Gabbay as independent public auditors of the Company for the year ending December 31, 2002 and the authorization of the Board of Directors to fix the compensation of such independent public auditors, FOR obtaining reimbursement indemnity insurance for the members of the Board of Directors and officers of the Company, FOR the approval of the exemption of the directors and officers of the Company from personal liability to the Company and for monetary damages resulting from breach of their duty of care and FOR the approval of the following transactions with Sahar, a controlling shareholder of the Company: (a) a loan from Sahar of up to approximately NIS 11,000,000 (approx. US $2,365,100); and (b) a line of credit from Sahar of up to NIS 2,000,000 (approx. US $430,100). The Board of Directors has no knowledge of any other business to be transacted at the Annual Meeting.

     The Board of Directors has fixed the close of business on Monday, December 9, 2002 as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

     Holders of record of Ordinary Shares of the Company at the close of business on December 9, 2002 are being given notice of, and the right to vote at, the Annual Meeting or any postponement or adjournment thereof.

     A copy of the Company’s Annual Report on Form 20-F, which contains consolidated financial statements and other information of interest to shareholders, is being mailed with this Notice and the enclosed Proxy Statement on or about December, 5, 2002 to all shareholders of record on the Record Date.

     All shareholders are cordially invited and urged to attend the Annual Meeting. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES. Upon your arrival, your Proxy will be returned to you if you desire to revoke it or vote in person. Your attendance in person is encouraged, but should anything prevent your attendance in person, your presence will be by Proxy.

By Order of the Board of Directors

/s/ Ofer Hirchson

December 5, 2002	Ofer Hirchson Chief Executive Officer

OZ INVESTMENTS COMPANY LTD.

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 31, 2002

     This proxy statement is being furnished to shareholders of Oz Investments Company Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies on behalf of the Company’s Board of Directors to be used at the Annual General Meeting (the “Annual Meeting”) to be held on Tuesday, December 31, 2002, at the Company’s offices located at 28 Bezalel Street, Ramat-Gan, 52521 Israel and any adjournment or postponement thereof. The Annual Meeting will be held at 11:00 a.m. Israel time. At the Annual Meeting, you will be asked to consider and vote upon various matters.

     THE NOTICE OF THE ANNUAL MEETING, THIS PROXY STATEMENT AND THE COMPANY’S 2001 ANNUAL REPORT ON FORM 20-F ARE BEING MAILED TO SHAREHOLDERS ON OR ABOUT DECEMBER 5, 2002. SHAREHOLDERS CAN OBTAIN THE EXHIBITS TO THE FORM 20-F FROM THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) OR FROM THE COMPANY UPON REQUEST AND WITH THE PAYMENT OF AN APPROPRIATE PROCESSING FEE. PLEASE ADDRESS ALL SUCH REQUESTS TO THE COMPANY, BEZALEL 28 STREET, RAMAT-GAN 52521 ISRAEL, ATTENTION: SECRETARY. COPIES OF SUCH INFORMATION CAN BE OBTAINED BY MAIL FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N. W., WASHINGTON, D. C. 20549 AT PRESCRIBED RATES OR IN PERSON AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT ROOM 1024, 450 FIFTH STREET, N. W., WASHINGTON, D. C. 20549.

CAUTIONARY STATEMENTS

     This Proxy Statement contains statements relating to future results of the Company (including certain projections and business trends) that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Any statements contained in this Proxy Statement that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements in this Proxy Statement are identifiable by use of any of the following words and other similar expressions, among others: “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “predict”, “project”, and/or “should”. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in economic conditions and competitive pressures within the Company’s markets, as well as other risks and uncertainties as described in the Company’s annual report on Form 20-F under the Section entitled “Item 3D. Key Information – Risk Factors,” which section is incorporated herein by reference.

SIGNATURES
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD
PROXY STATEMENT
CAUTIONARY STATEMENTS
ACTION TO BE TAKEN UNDER PROXY
VOTING SECURITIES
ANNUAL MEETING PROPOSAL NO. 1 ELECTION OF BOARD OF DIRECTORS
Recommendation of Board of Directors
Term and Rights to Designate Board Members
Alternate Directors
External Directors
ANNUAL MEETING PROPOSAL NO. 2 APPROVAL OF COMPENSATION OF CERTAIN MEMBERS OF THE BOARD OF DIRECTORS
Recommendation of Board of Directors
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Compensation of Executive Officers
Director Compensation
ANNUAL MEETING PROPOSAL NO. 3 RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR
Independent Auditors Fees
Recommendation of Board of Directors
ANNUAL MEETING PROPOSAL NO. 4 INSURANCE OF DIRECTORS AND OFFICERS
Liability of Directors and Officers
Recommendation of Board of Directors
ANNUAL MEETING PROPOSAL NO. 5 EXEMPTION OF DIRECTORS AND OFFICERS
Liability of Directors and Officers
Recommendation of Board of Directors
ANNUAL MEETING PROPOSAL NO. 6 APPROVAL OF CERTAIN TRANSACTIONS
(a) The Sahar Loan
(b) The Sahar Line of Credit
Recommendation of Board of Directors
REPORT OF THE AUDITOR
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership Of 5% Shareholders
Security Ownership Of Directors And Officers
CERTAIN RELATED PARTY TRANSACTIONS
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
AVAILABLE INFORMATION

ACTION TO BE TAKEN UNDER PROXY

     All proxies in the enclosed form that are properly executed and returned to the Company will be voted at the Annual Meeting or any postponement or adjournments thereof in accordance with any specifications therein, or, if no specifications are made, will be voted FOR approval of the proposals set forth in the Notice of Annual Meeting of Shareholders. Any proxy may be revoked by any shareholder who attends the Annual Meeting and gives oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the Annual Meeting by delivering an instrument revoking it or a duly executed proxy bearing a later date to Advocate Gil Barack, Oz Investments Company Ltd., 28 Bezalel Street, Ramat Gan 52521, Israel.

     A proxy may confer discretionary authority to vote with respect to any matter which management does not know, a reasonable time before the date hereof, is to be presented at the Annual Meeting. Management does not know of any such matter which may come before the Annual Meeting and which would be required to be set forth in this Proxy Statement or the related proxy form. If any other matter is properly presented to the Annual Meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

VOTING SECURITIES

     Holders  of  record  of the  Company’s Ordinary Shares, nominal value New Israeli  Shekels  (“NIS”) 1.0 per share (the “Ordinary Shares”) as of the close of business on December 9, 2002, are entitled to notice of, and to vote at the Annual Meeting. Holders of Ordinary Shares are entitled to one vote for each share held on the matters properly presented at the Annual Meeting.

     Two or more holders of at least thirty-three and a third percent (33 1/3%) of the voting rights of the Company, present in person or present by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

     All proposals to be voted upon at the Annual Meeting will require the affirmative vote of holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting, although certain of such proposals may require approval by a special majority as described more fully below.

     Proposal No. 5 will require the affirmative vote of holders of a majority of Ordinary Shares present in person or represented by proxy at the Annual Meeting to approve the exemption from personal liability to the Company and from monetary damages resulting from breach of duty of care of the directors and officers of the Company, but in order for such proposal to be approved with respect to Messrs. Ofer Hirchson and Zvi Barak, in their capacity as members of the Board of Directors and/or officers of the Company, Proposal No. 5 must also either (i) be approved by one-third (1/3) of the shares voted at the Annual Meeting by shareholders who have no personal interest in such proposal (“Disinterested Shareholders”), or (ii) not be disapproved by Disinterested Shareholders representing more than one percent (1%) of the voting rights in the Company.

     A special majority is required for the approval of Proposal 5 of the Annual Meeting relating to Messrs. Hirchson and Barak because it involves a transaction between the Company and controlling shareholders of the Company regarding their terms of service and/or employment as officers of the Company, as required under the Companies Law.

     A special majority may also be required for the approval of Proposal No. 4, regarding the authorization of the Company to obtain reimbursement indemnity insurance for the directors and officers of the Company, with respect to Messrs. Hirchson and Barak in their capacity as members of the Board of Directors and officers of the Company, as well as Proposal No. 6(a), loan from Sahar, and Proposal 6(b), line of credit from Sahar. Each of these proposals will require shareholder approval by the affirmative vote of holders of a majority of the Ordinary Shares and by either: (i) approval by the Disinterested Shareholders, or (ii) not be disapproved by Disinterested Shareholders representing more than 1% of the voting rights in the Company, to the extent required under applicable law, as more fully described below.

     While proposal No. 4 regarding Messrs. Hirchson and Barak , Proposal No. 6(a) and Proposal No. 6(b) are considered transactions with a controlling shareholder of the Company that are ordinarily subject to shareholder approval, they are exempt from such approval under the Companies Regulations (Relief for Transactions with Interested Parties) 2002 (the “Relief Regulations”) pursuant to the determination of the Audit Committee and Board of Directors of the Company described more fully in the respective proposals. Nevertheless, under Section 1C(a) of the Relief Regulations, one or more shareholders of the Company holding at least 1% of the issued share capital or of the voting rights of the Company have the right, within 7 days of the issuance of this Proxy Statement, to oppose, in writing, such determination of the Audit Committee and Board of Directors. ANY OPPOSITION MUST BE MAILED TO THE COMPANY to: 28 Bezalel Street, Ramat Gan 52521, Israel, attention: Secretary. In the event of such opposition, then shareholder approval of the respective transactions will be required by the special majority detailed above. Accordingly, each of the above transactions will only be presented for shareholder approval at the Annual Meeting if so required under the Relief Regulations. If shareholder approval is not required under the Relief Regulations, then any votes and abstentions submitted on a proxy for proposals not requiring shareholder approval will be deemed null and void. Abstentions and broker non-votes on a matter are not counted in determining whether a matter has been approved; however, they are counted for determining a meeting quorum.

     As of the close of business on December 5, 2002, the Company had outstanding 3,086,580 Ordinary Shares entitled to vote, of which 2,403,222 Ordinary Shares or 77.86% were beneficially owned by the Company’s directors and officers.

ANNUAL MEETING PROPOSAL NO. 1
ELECTION OF BOARD OF DIRECTORS

     There are currently (6) members serving on the Board of Directors: Zvi Barak, Ofer Hirchson, Arnon Mantver, Uri Dagul Michal Rafaeli-Kaduri and Ronen Grisaro. All of the directors (except Michael Rafaeli-Kaduri and Ronen Grisaro who are currently serving three-year terms ending in 2003 and 2004, respectively) have been nominated for re-election at the Annual Meeting, each to serve for one-year terms. Each nominee has indicated his willingness to serve, if elected. However, if any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

     The shares represented by the enclosed proxy will be voted FOR the persons nominated, unless a vote is withheld for any or all of the individual nominees. Each member of the Board of Directors, including those who are nominees for election as directors, has provided the following information concerning his respective name, age (as of December 5, 2002), length of service as a director of the Company, principal occupation and business experience for at least the past five years and the names of other publicly held companies of which he serves as a director.

Nominees

Name	Age	Since	Position

Zvi Barak	53	2001	Chairman of the Board
Ofer Hirchson	33	2001	Director and Chief Executive Officer
Arnon Mantver	57	2001	Director
Uri Dagul	49	2001	Director

     Zvi Barak was appointed as chairman of the Board of Directors in June 2001. Mr. Barak also serves as the Chairman of the Board of Directors of Sahar, and International Convention Center (I.C.C.) — Jerusalem, and Binyaney Haooma. Mr. Barak also serves as a director of various public and private companies in Israel, including Hirchson-Barak Ltd. and Hirchson-Barak Investments Ltd. From 1999 until 2002, he served as Chairman of the Board of Directors of Leumit La’Atid Ltd., Provident and Pension Fund of the Jewish Agency Employees. From 1998 until 2001, he served as director of “Yuvalim” – Management of Provident and Pension Funds (1996) Ltd. From 1997 until 2001, he served a director of Index International Indices Ltd. Since 1996, Mr. Barak has been serving as an economic advisor in the Balkans. He holds an M.A. in economics and an L.L.B. in Law and is a member of the Israel Bar and a practicing attorney.

     Ofer Hirchson was appointed as a member of the Board of Directors in June 2001. Since June 2001, Mr. Hirchson has served as the Chief Executive Officer and as a member of the Board of Directors of Sahar. Mr. Hirchson also serves as the Chairman of the Board of Directors and Chief Executive Officer of Hirchson-Barak Investments Ltd, and as Chairman of the Board of D.C.L. Technologies Ltd. and Team D.C.L. Ltd., which are all listed on the Tel Aviv Stock Exchange. In addition, Mr. Hirchson serves as a member of the Board of Directors of Hilan Tech Ltd. which is a company listed on the Tel Aviv Stock Exchange. He also serves as Chairman of the Board of Directors for various private companies in Israel. Mr. Hirchson studied economics and political science in Bar – Ilan University.

     Arnon Mantver was appointed as a member of the Board of Directors in June 2001. Mr. Mantver serves as the Director of JDC-Israel (“JDC”), the Israel arm of the American Jewish Joint Distribution Committee. Since joining JDC in 1995, Mr. Mantver has guided JDC’s work in aiding immigrant groups. Mr. Mantver has devoted most of his professional career to immigration and absorption issues and has served a term of six and one-half years as Director General of the Jewish Agency’s Department of Immigration and Absorption. He holds a M.A. in communications from the Hebrew University in Jerusalem.

     Uri Dagul was appointed as a member of the Board of Directors in June 2001. Mr. Dagul currently serves as the Director General of the Israel Youth Hostels Association, which operates 31 youth hostels in Israel. Mr. Dagul also serves as a member of the Board of Directors of the Jerusalem Convention Center and as a member of its Human Resources and Economics Committee. Mr. Dagul serves as a member of the Israel Youth Exchange Council and chairman of its Finance Committee and Spain Committee and as a member of the Board of Directors of the Israel Public Council for Mapping Trails. He is a graduate of the Haifa University in Middle East Studies and Political Science.

Recommendation of Board of Directors

     The Board of Directors unanimously recommends that the shareholders of the Company vote FOR the proposals to elect each nominee for director named above.

Term and Rights to Designate Board Members

     Directors are elected at an ordinary general meeting of the shareholders of the Company, to serve until the next annual general meeting of the shareholders. However, the shareholders are entitled, at any time, at a general meeting, to discharge from office any member of the board, provide that the director was given reasonable opportunity to present his claims to the general meeting, or to appoint a new member of the Board of Directors. The Company’s Articles of Association also provide that the Board of Directors may delegate any of its powers to one or more committees, as it deems appropriate, subject to the provisions of the Companies Law. Under the Companies Law, which prohibits the Board of Directors from delegating certain powers, each committee of the Board of Directors which is authorized to exercise powers of the Board of Directors is required to include at least one external director.

Alternate Directors

     The Company’s Articles of Association provide that a director may appoint any individual to serve as an alternate director, and may also remove such alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition and alternate director may not be appointed if he already acts as a director or an alternate director. Under the Articles of association, an alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director and such responsibility should apply giving effect to the circumstances of the matter including the circumstances of the appointment of the alternate director and the period such alternate served.

External Directors

     Under the Companies Law, companies whose shares have been offered to the public and are held by the public are required to elect two external directors who must meet specified standards of independence.

     A person is eligible to serve as an external director if (i) the person is eligible to serve as a director of the company; (ii) for a period of two years prior to the person’s appointment, the person, his relative, partner, employer or a company under the person’s control had no affiliation with the company, a person who was a controlling member of the company at the time of the appointment or in another corporation whose controlling member at the time of the appointment or during the two years prior to the appointment was the company or its controlling member; and (iii) the directors’ other positions or affairs do not create and will not create a conflict of interest with his position as a director, or if they are liable to constrain his ability to serve as director.

     External directors are elected at the general meeting of the shareholders of the Company for a period of three years, provided that either: (i) the majority of votes at the general meeting includes at least one third of all of the votes of the shareholders who are not controlling members in the company or their representatives, or (ii) the total number of shares voted against such election do not exceed one percent of the aggregate voting rights in the Company. After a period of three years, an external director may be appointed to serve for another three-year term.

     Under the Companies law, external directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the Company. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

     All of our external directors must serve as members of the Audit Committee, and at least one external director must serve a member of any committee of the Board of Directors which has been granted the authority to exercise powers of the Board of Directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Michal Refaeli-Kaduri and Ronen Grisaro are currently serving as our external directors for the three-year terms ending in 2003 and 2004, respectively.

ANNUAL MEETING PROPOSAL NO. 2
APPROVAL OF COMPENSATION OF CERTAIN
MEMBERS OF THE BOARD OF DIRECTORS

     The Articles of Association of the Company provide that, subject to shareholder approval, our directors are entitled to receive remuneration in consideration for carrying out their duties as directors. In addition, the Companies Law provides that external directors shall be entitled to receive annual remuneration in consideration for their services as well as a per meeting attendance fee. The amount of such fees paid to external directors is based on the Companies Regulations (Rules Regarding Compensation to an External Director), 2000 (the “Regulations”).

     The Companies Law provides that the terms of compensation of directors, as well as external directors, require the approval of shareholders pursuant to the recommendation of the Audit Committee and Board of Directors. Under the Regulations, the compensation of external directors is exempt from such approval in the event that it is in the amount defined in the Regulations as the “Fixed Amount”, as opposed to compensation in the minimum or maximum amounts provided for in the Regulations.

     Pursuant to the recommendation of the Audit Committee, the Board proposes that the external directors as well as Messrs. Mantver and Dagul, shall receive an annual remuneration of NIS 26,000 (US $ 5,590), as well as a per meeting attendance fee of NIS 1,350 (US $290), pursuant to the maximum amount allowable under the Regulations and subject to any amendment of the Regulations regarding such amounts. Pursuant to the Regulations, such amounts are linked to the consumer price index.

Recommendation of Board of Directors

     The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the approval of the compensation of certain members of the Board of Directors as described above.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Executive Officers. For the year ended December 31, 2001, the aggregate amount of compensation paid by the Company to all directors and officers as a group was approximately NIS 135,000 (US $29,030), including amounts set aside or accrued to provide pension, retirement or similar benefits on behalf of all of the Company’s directors and executive officers during the year 2001. The Company does not directly employ its executive management team but rather receives such services under an operational services agreement with Hirchson-Barak Investments Ltd. and a Services Agreement with Zvi Barak, Chairman of the Board.

Director Compensation. Under the Companies Law, external directors are entitled to annual compensation plus a per meeting attendance fee. The Company currently pays its external directors an annual fee of NIS 26,000 (US $5,590) and a per meeting attendance fee of NIS 1,350 (US $290). Directors who are not external directors may also be compensated as such provided the appropriate approvals are obtained. The Company currently pays Messrs. Mantvar and Dagul an annual fee of NIS 26,000 (US $5,590) and a per meeting attendance fee of NIS 1,350 (US $290).

ANNUAL MEETING PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

     The Board of Directors proposes to appoint Kost Forer & Gabbay, as independent public auditor of the Company for the fiscal year ending December 31, 2002, and to authorize the Board of Directors to fix their compensation.

Independent Auditors Fees

     Kost Forer & Gabbay billed the Company an aggregate of approximately NIS 257,560 (US $55,390) in fees for professional services rendered in connection with the audit of the Company’s financial statements for the most recent fiscal year. In addition, Kost Forer & Gabbay billed the Company an aggregate of approximately NIS 73,760 (US $15,860) in fees for services provided in connection with the transfer of assets from Hirchson Barak Investments Ltd. to the Company. In addition, the Company paid an amount of NIS 22,540 (US $4,850) to Kesselman & Kesselman in fees for professional services rendered in connection with the audit of the Company’s financial statements for the most recent fiscal year.

Recommendation of Board of Directors

     The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the ratification of the appointment of Kost Forer & Gabbay as independent public accountants for the fiscal year ending on December 31, 2002, and to authorize the Board of Directors to fix their compensation.

     Although representatives of Kost Forer & Gabbay are not expected to be present in person at the Annual Meeting, they will be available by teleconference at the Annual Meeting in order to have an opportunity to make a statement if they so desire and to respond to appropriate questions from shareholders.

ANNUAL MEETING PROPOSAL NO. 4
INSURANCE OF DIRECTORS AND OFFICERS

     The Board proposes that the Company be authorized to obtain reimbursement indemnity insurance for members of the Board of Directors and officers of the Company as permitted and provided for under the Companies Law and our Articles of Association.

Liability of Directors and Officers

     In accordance with the provisions of the Companies Law, the Company’s Articles of Association provide that the Company may obtain an insurance policy providing insurance for any of the Company’s office holders with respect to an act performed by the office holder in such capacity, in the following events:

•	breach of duty of care by any office holder owed to the Company or to a third party;

•	breach of fiduciary duty by any office holder owed to the Company, provided that such office holder acted in good faith and had a reasonable basis to assume that the action would not prejudice the Company; and

•	any financial liability imposed on any office holder for the benefit of a third party as a result of any act or omission such office holder committed as an office holder of the Company.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not enter into an insurance contract for the benefit of an office holder that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was made intentionally or in disregard of the circumstances of the breach or their consequences;

•	any act or omission made with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

     The Company will obtain reimbursement indemnity insurance to reimburse directors and officers of the Company, individually and collectively, for losses sustained solely during the discharge of their duties in their capacity as officers and directors of the Company. Such indemnity insurance will be limited in accordance with the provisions of the Companies Law and our Articles of Association, as detailed above, and may be renewed, extended or replaced solely in accordance with such limitations.

Recommendation of Board of Directors

     The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the approval of the authorization of the Company to obtain reimbursement indemnity insurance for the members of the Board of Directors and officers of the Company as permitted and provided for under the Companies Law and our Articles of Association, and to renew, extend or replace such reimbursement indemnity insurance solely in accordance with such limitations.

     In their resolution of November 11, 2002 authorizing the Company to obtain reimbursement indemnity insurance for the Company’s directors and officers, the Audit Committee and Board of Directors determined that obtaining such reimbursement indemnity insurance for Messrs. Ofer Hirchson and Zvi Barak in their capacity as directors and/or officers of the Company, while a transaction with a controlling shareholder of the Company and subject to shareholder approval, is a transaction which only serves to extend the existing reimbursement indemnity insurance previously obtained for them with the same insurer, that there was no real change in the terms of such insurance or in other pertinent circumstances regarding such insurance, and is therefore exempt from such shareholder approval under Section 1(1) of the Relief Regulations.

     In accordance with Section 1C(a) of the Relief Regulations, one or more shareholders of the Company holding at least 1% of the issued share capital or of the voting rights of the Company have the right, within 7 days of the issuance of this Proxy Statement, to oppose, in writing, the above determination of the Audit Committee and Board of Directors. In the event of such opposition, then the vote of the shareholders in the Annual Meeting regarding obtaining the reimbursement indemnity insurance will also apply to Messrs. Hirchson and Barak, and shall require shareholder approval by the affirmative vote of holders of a majority of the Ordinary Shares, as well as either: (i) approval by the Disinterested Shareholders, or (ii) not be disapproved by Disinterested Shareholders representing more than one percent (1%) of the voting rights in the Company.

ANNUAL MEETING PROPOSAL NO. 5
EXEMPTION OF DIRECTORS AND OFFICERS

     The Board of Directors proposes that, the Company exempt the members of the Board of Directors as well as the officers of the Company from of their responsibilities or liabilities for damages caused to the Company due to any breach of such director’s or officer’s duty of care towards the Company, all within the scope permitted and provided for in the Companies Law and our Articles of Association.

Liability of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her fiduciary duty, but may exculpate an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that such a provision is expressly stated in the Articles of Associations of the Company.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not exculpate an office holder from liability with respect to a breach of his or her duty of care, in the following circumstances:

•	a breach by the office holder of his duty of care if such breach was made intentionally or in disregard of the circumstances of the breach or their consequences;

•	any act or omission made with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

Recommendation of Board of Directors

     The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the exemption of the directors and officers and of the Company from personal liability to the Company and for monetary damages resulting from breach of their duty of care, all within the scope permitted and provided for in the Companies Law and our Articles of Association.

ANNUAL MEETING PROPOSAL NO. 6
APPROVAL OF CERTAIN TRANSACTIONS

     The Company’s Audit Committee and Board of Directors have resolved to approve the following transactions with Sahar, a controlling shareholder of the Company: (a) a loan from Sahar of up to approximately NIS 11,000,000 (approx. US $2,365,590); and (b) a line of credit from Sahar of up to NIS 2,000,000 (approx. US $430,100).

     While transactions with a controlling shareholder of the Company would ordinarily be subject to shareholder approval, the Relief Regulations provide that transactions with controlling shareholders that may only benefit the Company are exempt from such approval.

     The Audit Committee and Board of Directors have determined, for the reasons described below, that each of the above transactions with Sahar may only benefit the Company and are therefore exempt from shareholder approval under the Relief Regulations.

     Nevertheless, Section 1C(a) of the Relief Regulations provides, that one or more shareholders of the Company holding at least 1% of the issued share capital or of the voting rights of the Company have the right, within 7 days of the issuance of this Proxy Statement, to oppose, in writing, the above determination of the Audit Committee and Board of Directors. In the event of such opposition, shareholder approval by a special majority will be required for each transaction so opposed.

     Accordingly, each of the above transactions will only be presented for shareholder approval at the Annual Meeting if so required under the Relief Regulations. If shareholder approval is not required under the Relief Regulations, then any votes submitted on a proxy card for proposals not requiring shareholder approval will be deemed null and void.

(a)   The Sahar Loan

     In Israel, a landowner or developer must be granted construction rights by the applicable local governmental agency prior to constructing buildings or making certain improvements thereon. There are two types of construction rights: usable construction rights, which have been approved by the appropriate authorities, but have not been realized, and potential construction rights, which, based upon approvals obtained in similar properties of that area, are reasonably expected to be approved by the appropriate authorities.

     In November 2001, the Company acquired substantially all of the real estate assets of Hirchson Barak Investments Ltd. (“Hirchson Barak”), which included both usable construction rights and potential construction rights in certain of the acquired properties (the “Assets Purchase”).

     Beit Oz – In connection with the Assets Purchase, the Company entered into an agreement to acquire rights to certain office spaces, a commercial area designated for use as a restaurant, some warehouse units and 85 covered and uncovered parking spaces in the parking facility in “Beit-Oz”, an office building located at 14 Abba Hillel Rd., Ramat Gan, Israel, that has four underground levels, including a parking facility and 16 above ground levels, one of which is designated for commercial use. The Company also acquired usable construction rights for US $430,000 and potential construction rights for US $1,450,000 in Beit Oz, and has already paid Hirchson Barak US $430,000 and US $725,000 for the usable construction rights and potential construction rights, respectively. The Company has agreed to pay Hirchson Barak the remaining US $725,000 (plus annual interest of 1%) for the potential construction rights, or the proportionate part thereof, in accordance with the actual construction rights received by the Company or sold by the Company to others (the “Beit Oz Debt”). In the event that the potential construction rights do not mature into actual construction rights by October 30, 2006, the Company shall not be entitled to such construction rights or their sale and the Beit Oz Debt will not become payable.

     Beit Stabros – In connection with the Assets Purchase, the Company also entered into an agreement to acquire Beit Stabrus, a three-story building located in the center of Old-Jaffa at 2-6 Yefet Rd., Jaffa, Israel, which is primarily a residential building, but also has a small commercial ground floor, workshop and warehouse units all totaling 24 units, as well as potential construction rights. The Company has agreed to pay Hirchson Barak up to US $260,000 (plus annual interest of 2%) for the potential construction rights, or the proportionate part thereof, in accordance with the actual construction rights received by the Company or sold by the Company to others (the “Stabros Debt”). In the event that the potential construction rights do not mature into actual construction rights by October 30, 2006, the Company shall not be entitled to such construction rights or their sale, and the Stabros Debt will not become payable.

     In addition to the Beit Oz Debt and the Stabros Debt, which may amount up to approximately US $990,000, the Company incurred an additional debt (the “Additional Debt”). from Hirchson Barak in the amount of approximately US $1,375,590, which bears interest at the Israeli Prime rate (the “Prime Rate”) (10.6% as of December 5, 2002). The Additional Debt is comprised of both a loan provided to the Company by Hirchson Barak as well as the balance of the payments due to Hirchson Barak for certain services provided to the Company in accordance with a services agreement between the Company and Hirchson Barak.

     In order to repay the Beit Oz Debt, the Stabros Debt and the Additional Debt (collectively, the “Debts”), the Company’s Audit Committee and Board of Directors, on November 11, 2002, authorized the Company to obtain a loan in the amount of up to approximately NIS 11,000,000 (approx. US $2,365,590) from Sahar (the “Loan”). The Loan bears an annual NIS interest of 5% and is linked to the Israeli Consumer Price Index (“CPI”). The final amount of the Loan will be adjusted in accordance with the payment due by the Company for the receipt or sale of the potential construction rights in Beit Oz and Beit Stabros, as detailed above.

     The Loan is subject to the approval of both the Board of Directors of Hirchson Barak and Sahar.

     In authorizing the Loan, the Audit Committee and Board of Directors determined that obtaining the Loan is a transaction that may only benefit the Company. Accordingly, the Loan is exempt from such shareholder approval under Section 1(2) of the Relief Regulations.

     In determining that the Loan may only benefit the Company, the Audit Committee and Board of Directors considered that the terms of the Loan reduce the Company’s exposure to both fluctuations in the Prime Rate and the exchange rate between the NIS and US $, as most of the Company’s income sources are linked to the CPI.

(b)   The Sahar Line of Credit

     On November 11, 2002, the Company’s Audit Committee and Board of Directors, authorized the Company to obtain from Sahar a line of credit of up to NIS 2,000,000 (approx. US $430,100), bearing annual interest at a rate of 5% and linked to the CPI (the “Line of Credit”). The Line of Credit is to be used in financing the day-to-day operation of the Company.

     In authorizing the Line of Credit, the Audit Committee and Board of Directors determined that obtaining the Line of Credit is a transaction that may only benefit the Company. Accordingly, obtaining the Line of Credit is exempt from such shareholder approval under Section 1(2) of the Relief Regulations.

     In determining that obtaining the Line of Credit may only benefit the Company, the Audit Committee and Board of Directors considered that obtaining the financing necessary for the Company’s day-to-day operation from other financial institutions will be on terms that are less favorable to the Company than those of the Line of Credit.

Recommendation of Board of Directors

     The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the approval of the following transactions with Sahar: (a) a loan from Sahar of up to approximately NIS 11,000,000 (approx. US $2,365,590); (b) a line of credit from Sahar of up to NIS 2,000,000 (approx. US $430,100).

REPORT OF THE AUDITOR

     At the Annual Meeting, the Company will present for consideration the report of Kost Forer & Gabbay, independent public auditors of the Company, on the Consolidated Financial Statements of the Company for the year ended December 31, 2001.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information as of December 5, 2002 with respect to the beneficial ownership of Ordinary Shares by each person known to the Company to own beneficially more than 5% of the outstanding Ordinary Shares of the Company and the directors and officers of the Company.

Security Ownership Of 5% Shareholders

	Amount and Nature of Beneficial Ownership

Name and Address of Beneficial Owner	Number(1)	Percent(2)

Sahar Investec Ltd.	2,403,222	77.86%	(3)

Security Ownership Of Directors And Officers

Name and Address of Beneficial Owner	Number(1)		Percent(2)

Zvi Barak(4)(5)	2,403,222	(6)	77.86%	(3)
Ofer Hirchson(4)(7)	2,403,222	(6)	77.86%	(3)

(1)	The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The inclusion herein of any shares does not constitute an admission that the named shareholder is a director or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

(2)	Based on 3,086,580 Ordinary Shares outstanding as of December 5, 2002.

(3)	This does not reflect the percentage of voting rights over the Ordinary Shares, which is 78.78% as a result of 36,000 treasury Ordinary Shares held by the Company.

(4)	Messrs. Barak and Hirchson own 33% and 67%, respectively, of Hirchson Barak Group Ltd., a private company, which holds together with Mr. Hirchson, 56.6% of Sahar’s parent company, Hirchson Barak Investments Ltd.

(5)	Mr. Barak serves as a director of Hirchson Barack Group Ltd. and Hirchson Barak Investments Ltd. and as Chairman of the Board of Directors of Sahar.

(6)	Messrs. Barak and Hirchson disclaim beneficial ownership over these shares.

(7)	Mr. Hirchson serves as a director of Hirchson Barak Group Ltd., Chairman of the Board of Directors and Chief Executive Officer of Hirchson Barak Investments Ltd. and is a director and Chief Executive Officer of Sahar.

CERTAIN RELATED PARTY TRANSACTIONS

     In addition to the Loan and Line of Credit transactions detailed in Proposal No. 6, under the terms of the Assets Purchase, the Company is responsible for the balance of the payments due to Hirchson Barak for the purchase of it’s rights in Beit Stabros and Beit Paster, a mixed-use property located at 4 Paster St., Jaffa, Israel, that has seven commercial units and fourteen residential units, which such amount is approximately US $2,280,000.

MARKET FOR REGISTRANT’S COMMON EQUITY
AND RELATED SHAREHOLDER MATTERS

     The Company’s Ordinary Shares are listed on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “OZIVF.” As of November 14, 2002, the Company had 15 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 3,086,580 shares outstanding. The Company has no present intention to list or quote its securities on any markets outside the United States. However, the Company may seek such listings in the future if its Board of Directors determines that it is in the best interest of the Company.

     The following are the low and high sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares have been traded on the on the OTCBB. The OTCBB quotes reflect inter-dealer prices without retail markup, markdown or commission and may not represent actual transactions.

	Ordinary Shares
	Trading Prices

	High	Low

1999
First Quarter	$1.063	$0.438
Second Quarter	$1.375	$0.594
Third Quarter	$1.50	$0.75
Fourth Quarter	$1.75	$1.125
2000
First Quarter	$2.75	$1.438
Second Quarter	$2.688	$1.688
Third Quarter	$3.5	$1.875
Fourth Quarter	$3.375	$1.8125
2001
First Quarter	$3.063	$1.375
Second Quarter	$2.125	$1.35
Third Quarter	$1.60	$0.40
Fourth Quarter	$0.51	$0.150
2002
First Quarter	$0.35	$0.10
Second Quarter (through June 30, 2002)	$0.35	$0.10

Dividend Policy

     Subject to the provision of the Articles of Association and subject to any rights or conditions attached at that time to any share granting any special right, the profits of the Company which shall be declared as dividends shall be distributed among the holders of the Company’s Ordinary Shares. The Board of Directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval of the Company’s shareholders, who may decrease, but not increase, the amount proposed by the Board of Directors. The Company currently does not intend to pay dividends for the foreseeable future.

AVAILABLE INFORMATION

     The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N. W., Washington, D. C. 20549. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates.

OZ INVESTMENTS COMPANY LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 31, 2002

The undersigned hereby appoints Advocate Gil Barack, the Secretary of Oz Investments Company Ltd. (the “Company”), as Proxy, with the power to appoint his substitute, and hereby authorizes him or his substitute to represent and to vote, as designated below, all the ordinary shares of the Company held of record by the undersigned on December 9, 2002, at the Annual General Meeting of Shareholders to be held at the Company’s office, 28 Bezalel Street, Ramat-Gan 52521, Israel, on December 31, 2002, at 11:00 a.m. (Israel time) or any adjournment thereof.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

**While Proposal No. 4 regarding Messrs. Ofer Hirchson and Zvi Barak , Proposal No. 6(a) and Proposal No. 6(b) are considered transactions with a controlling shareholder of the Company that are ordinarily subject to shareholder approval, they are exempt from such approval under the Companies Regulations (Relief for Transactions with Interested Parties) 2002 (the “Relief Regulations”) pursuant to the determination of the Audit Committee and Board of Directors of the Company described more fully in the respective proposals. Nevertheless, under Section 1C(a) of the Relief Regulations, one or more shareholders of the Company holding at least 1% of the issued share capital or of the voting rights of the Company have the right, within 7 days of the issuance of the enclosed Proxy Statement, to oppose, in writing, such determination of the Audit Committee and Board of Directors. ANY OPPOSITION MUST BE MAILED TO THE COMPANY to: 28 Bezalel Street, Ramat Gan 52521, Israel, attention: Secretary.

PROPOSAL NO. 4 REGARDING MESSRS. HIRCHSON AND BARAK, PROPOSAL NO. 6(A) AND PROPOSAL NO. 6(B) WILL ONLY BE PRESENTED FOR SHAREHOLDER APPROVAL AT THE ANNUAL MEETING IF SO REQUIRED UNDER THE RELIEF REGULATIONS. IF SHAREHOLDER APPROVAL IS NOT REQUIRED UNDER THE RELIEF REGULATIONS, THEN ANY VOTES AND ABSTENTIONS SUBMITTED ON THIS PROXY FOR PROPOSALS NOT REQUIRING SHAREHOLDER APPROVAL WILL BE DEEMED NULL AND VOID.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder, except that votes and abstentions for Proposal No. 4, regarding Messrs. Hirchson and Barak, Proposal No. 6(a) and Proposal No. 6(b) will be deemed null and void if shareholder approval is not required under the Relief Regulations. If no direction is made, this proxy will be voted FOR Proposal Nos. 1, 2, 3 and 5; and to the extent shareholder approval is required under the Relief Regulations, FOR Proposal No. 4, regarding Messrs. Hirchson and Barak, Proposal No. 6(a) and Proposal No. 6(b).

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Please date, sign and mail your
proxy card back as soon as possible!

Annual General Meeting of Shareholders
OZ INVESTMENTS COMPANY LTD.

DECEMBER 31,2002

– Please Detach and Mail in the Envelope Provided –

A	☒	Please mark your votes as in this example.

Proposal 1: Election of board of directors. Nominees: Zvi Barak, Ofer Hirchson, Arnon Mantver, Uri Dagul;	FOR ALL ☐		WITHHOLD AUTHORITY ☐	Proposal 5: Aprroval of the exemption of the directors and officers of the Company from the breach of their duty of care towards the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

*INSTRUCTION:To withhold authority to vote for any individual nominee, strike a line through the nominee’s name in the list above)				Do you have a personal interest in the transaction underlying Proposal 5 or are you a controlling shareholders of the Company or affiliated thereto? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)	YES ☐	NO ☐

Proposal 2: Approval of compensation of certain members of the board of directors	FOR ☐	AGAINST ☐	ABSTAIN ☐	Proposal 6: Approval of the following transactions with Sahar Investec Ltd.:

Proposal 3: Ratification of appointment of Kost Forer & Gabbay as the Company’s independent public auditor	FOR ☐	AGAINST ☐	ABSTAIN ☐	(a) A loan from Sahar up to approximately NIS 11,000,000 (approx. US $2,365,600).**	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 4: Approval of the authorization of the Company to obtain reimbursement indemnity insurance of the directors and officers of the Company.**	FOR ☐	AGAINST ☐	ABSTAIN ☐	Do you have a personal interest in the transaction underlying Proposal 6(a) or are you a controlling shareholders of the Company or affiliated thereto? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6(a).)	YES ☐	NO ☐

Do you have a personal interest in the transaction underlying Proposal 4 or are you a controlling shareholders of the Company or affiliated thereto? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4.)	YES ☐	NO ☐		(b) A line of credit from Sahar of up to approximately NIS 2,000,000 (approx. US $430,100).**	FOR ☐	AGAINST ☐	ABSTAIN ☐

				Do you have a personal interest in the transaction underlying Proposal 6b) or are you a controlling shareholders of the Company or affiliated thereto? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6(b).	YES ☐	NO ☐

Signature:	Date:

IMPORTANT:	Signature if held jointly. Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.